Exhibit 99.1 November 13, 2014

Sesa Sterlite Announces Development of Gamsberg-Skorpion

Integrated Zinc Project

Sesa Sterlite announces that its Board of Directors have approved development of Gamsberg-Skorpion Integrated Zinc Project, in South Africa and Namibia for US$782 million, to be invested over a 3 year period, to develop an open pit zinc mine in Gamsberg, South Africa, as well as the conversion of the Skorpion Zinc Refinery in neighbouring Namibia.

The majority of the investment, approximately US$630 million, will go towards developing an open-pit zinc mine, concentrator plant and associated infrastructure at Gamsberg, one of world’s largest undeveloped zinc deposits. The balance of the investment will be used to convert the refinery at the Skorpion Mine in Rosh Pinah, Namibia thereby enabling it to refine zinc concentrates from the Gamsberg mine into special high grade zinc metal.

“The Gamsberg-Skorpion Integrated Zinc Project is central to Vedanta’s long term aspirations for Southern Africa,” said Mr Tom Albanese, CEO of Sesa Sterlite. “It will also allow Vedanta to make a significant contribution to enabling the South African government achieve its goal of using the country’s vast mineral wealth to help fight poverty and uplift communities through the creation of sustainable, long-term employment opportunities. This project provides significant synergies to both our operations and compliments the needs of the region.”

Vedanta estimates that the Gamsberg project, which is located near the town of Aggeneys in South Africa’s Northern Cape Province, will create 1500 jobs during construction and result in approximately 500 permanent jobs. The Gamsberg project will be operated under the auspices of Black Mountain Mining (BMM) which is 74% owned by Sesa Sterlite Ltd. The remaining 26% interest in BMM is held by Exxaro Resources Limited, a diversified resources company listed on the Johannesburg Stock Exchange.

“The output from Gamsberg, coupled with extending the life of the world class refinery at the Skorpion mine in Namibia, will make the Southern African region one of the most important suppliers of refined zinc globally,” said Mr. Albanese. “That will also result in these operations forming one of the cornerstones of our operations in Africa and will partially offset the loss of volume resulting from the end of life of mine at Lisheen in Ireland.”

The first phase of the Gamsberg open pit mine is expected to have a total lifespan of approximately 13 years with the first ore likely to be produced in 2017/18.

For Further information, please contact

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sheetal Khanduja Associate General Manager – Investor Relations	Tel: +91 22 6646 1531 sesasterlite.ir@vedanta.co.in

About Sesa Sterlite Limited

Sesa Sterlite Limited (SSLT) is one of the world’s largest diversified natural resources companies, whose business primarily involves exploring and processing minerals and oil & gas. SSLT produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka. Sustainability is at the core of SSLT’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities.

SSLT is a subsidiary of Vedanta Resources Plc, a London-listed company. SSLT is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behavior of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Sesa Sterlite Limited

(Formerly known as Sesa Goa Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.sesasterlite.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044